

January 27, 2014

Via E-mail
Alejandro de la Fuente Goic
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re: LATAM Airlines Group S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed on April 30, 2013**
> **File No. 001-14728**

Dear Mr. Goic:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

General

1. You disclose on page 41 of the 20-F that you have flights from Peru to a destination in Cuba. Your website indicates that you have offices in and flights serving Havana, Cuba. Additionally, you disclose on page 48 of the 20-F that your various LAN airlines are members of the Oneworld alliance; that TAM Airlines will become a member of Oneworld during the second quarter of 2014; and that Tam Airlines currently is a member of Star Alliance. The Oneworld website indicates that current Oneworld members provide flights serving Cuba and Sudan. The Star Alliance website indicates that current Star Alliance members provide flights serving Cuba, Sudan and Syria.

   Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, alliance members or other direct or indirect arrangements, since your letter to us dated January 28, 2011. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief